UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

CHINA CERAMICS CO., LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Director Appointment

On July 1, 2017, the Board of Directors (the “Board”) of China Ceramics Co., Ltd. (the “Company”) held a meeting in which Mr. Jun Liu was appointed as an independent member of the Board. Mr. Liu was also appointed to the Audit Committee, Compensation Committee and Nominating Committee of the Board. Mr. Liu meets the Nasdaq Stock Market independence requirements as well as additional independence requirements under the US securities laws for the membership on the Audit Committee. Following this appointment, the Company’s Board consists of six members, four of whom are independent.

Mr. Liu holds a Bachelor’s degree in Business Administration from Dongbei University of Finance and Economics in China (1990). Mr. Liu’s expertise is in the area of acquisitions, strategic planning and deal structuring. Presently, he serves as a consultant and advisor on various mergers and risk management matters to several companies in the financial industry in China. In addition, Mr. Liu holds the position of a senior manager of Dashang Group Co., Ltd., a large retail chain group in northeast China.

Other Events

On July 7, 2017, the Company issued a press release announcing the appointment of Jun Liu to the Board. A copy of the press release making the announcement is attached as Exhibit 99.1.

Financial Statements and Exhibits.

Exhibit	Description

99.1	Press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund, Chief Financial Officer

Date: July 7, 2017